LAZARD GROUP LLC

3711 KENNETT PIKE

SUITE 120

P. O. BOX 4649

GREENVILLE, DE 19807-4649

September 7, 2005

VIA EDGAR AND FACSIMILE

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lazard Group LLC
Registration Statement on Form S-4,
filed July 21, 2005, as amended September 7, 2005
File No. 333-126751

Dear Mr. Webb,

Lazard Group LLC (“Lazard Group” or the “Company”) is hereby providing the representations from the Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley (available June 5, 1991) and Shearman and Sterling (available July 2, 1993) no action letters, in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”), regarding the above-referenced Registration Statement, which comments the Staff delivered in a letter dated August 15, 2005. The Registration Statement relates to Lazard Group’s offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $550,000,000 of its currently outstanding 7.125% Senior Notes due 2015 (the “Old Notes”) for an equal principal amount of new 7.125% Senior Notes due 2015 (the “Exchange Notes”).

Lazard Group is registering the Exchange Offer in reliance on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley and Shearman and Sterling line of no action letters.

The Company represents that the Company and its affiliates have not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, based upon the representations required to be made by each person participating in the Exchange Offer in the Letter of Transmittal relating thereto, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any

Division of Corporate Finance

September 7, 2005

arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (1) could not rely on the interpretations by the Staff, as set forth in no-action letters to third parties and (2) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction, which must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act if the resales are of Exchange Notes obtained by such holder in exchange for Old Notes acquired by such holder directly from the Company or one of its Affiliates. See pages 14 and 160 of the Registration Statement and the form of letter of transmittal included as Exhibit 99.1 to the Registration Statement

The Company confirms its understanding that a broker-dealer may participate in an Exchange Offer with respect to the Old Notes acquired for its own account as a result of market-making activities or other trading activities, provided that:

(1) in connection with any resales of Exchange Notes received in exchange for such Old Notes, the broker-dealer delivers a prospectus;

(2) the broker-dealer has not directly received the Old Notes from the issuer or any affiliate of the issuer; and

(3) the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of such securities, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act as described in (1) above in connection with any resale of such Exchange Notes. The Company represents that it will make participants in the Exchange Offer so aware.

The Company hereby further represents that it will require participants to execute an acknowledgment (in the letter of transmittal or similar documentation) that: (i) if it is not a broker-dealer, that it has no arrangement, intent or understanding with any person to participate in the “distribution” of the Exchange Notes (within the meaning of the Securities Act), and (ii) if it is a broker-dealer holding Old Notes for its own account as a result of market-making activities or other trading activities, that it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Division of Corporate Finance

September 7, 2005

Should you require further clarification of the matters discussed in this letter, please contact the undersigned at (212) 632-6006.

Very truly yours,

/s/ Scott D. Hoffman Scott D. Hoffman Managing Director and General Counsel

cc:	Gavin D. Solotar, Esq.
Benjamin D. Fackler, Esq. Wachtell, Lipton, Rosen & Katz